```
              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                         FORM 13F COVER PAGE


Report for the Calendar Year or Quarter Ended:             12/31/07


Check here if Amendment /  /; Amendment Number:
This Amendment (Check only one):       /  / is a restatement
                                       /  / adds new holdings entries.

Institutional Investment Manager Filing this Report:

WESTCLIFF CAPITAL MANAGEMENT, LLC
200 Seventh Avenue, Suite 105
Santa Cruz, CA  95062

Form 13F File Number:  028-03851

The institutional  investment  manager filing this report and the person by whom
it is signed hereby  represent  that the person signing the report is authorized
to  submit  it,  that all  information  contained  herein is true,  correct  and
complete,  and  that it is  understood  that  all  required  items,  statements,
schedules, lists and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

RICHARD S. SPENCER III
Managing Member of Westcliff Capital Management, LLC
831-479-0422

Signature, Place and Date of Signing:

/s/ Richard S. Spencer III
-------------------------------------
Richard S. Spencer III
Santa Cruz, CA
02/14/08

Report Type (Check only one):

/x/ 13F HOLDINGS REPORT.  (Check here if all holdings of this reporting  manager
are reported in this report)

/ / 13F NOTICE.  (Check here if no holdings reported are in this report, and all
holdings are reported by other reporting manager(s))

/ / 13F  COMBINATION  REPORT.  (Check here if a portion of the holdings for this
reporting  manager are  reported  in this  report and a portion are  reported by
other reporting manager(s))
```

<PAGE>

                    FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 56

Form 13F Information Table Value Total (x$1000): $301,974

List of Other Included Managers: None

<PAGE>

Westcliff Capital Management, LLC
FORM 13F INFORMATION TABLE

<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1,000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
American oil & gas inc new	COM	028723104	3778	651407	SH		Sole		651407		
Atwood oceanics inc	COM	050095108	667	6650	SH		Sole		6650		
Aurora oil & gas corp	COM	052036100	6267	4043200	SH		Sole		4043200		
Barrick gold corp	COM	067901108	5635	134000	SH		Sole		134000		
Cameron international corp	COM	13342B105	212	4400	SH		Sole		4400		
Cano pete inc	COM	137801106	6346	921100	SH		Sole		921100		
Chart inds inc	COM	16115Q308	6804	220200	SH		Sole		220200		
Clean energy fuels corp	COM	184499101	3040	200813	SH		Sole		200813		
Curtiss wright corp	COM	231561101	4116	82000	SH		Sole		82000		
Denison mines corp	COM	248356107	6066	681180	SH		Sole		681180		
Diamond foods inc	COM	252603105	6491	302886	SH		Sole		302886		
Diamond offshore drilling	COM	25271C102	856	6030	SH		Sole		6030		
Diedrich coffee inc wts	COM	253675110	0	208331	SH		Sole		208331		
Dresser-rand group inc	COM	261608103	230	5900	SH		Sole		5900		
Dril-quip inc	COM	262037104	7147	128400	SH		Sole		128400		
Echelon corp	COM	27874N105	7077	342856	SH		Sole		342856		
Electroglas inc	COM	285324109	4298	2573684	SH		Sole		2573684		
Ems technologies inc	COM	26873N108	4787	158300	SH		Sole		158300		
Energy fuels inc	COM	292671104	4193	2968800	SH		Sole		2968800		
Evergreen energy inc	COM	30024B104	5612	2528092	SH		Sole		2528092		
Evergreen energy warrants	COM	30024B104	0	5556290	SH		Sole		5556290		
Goldcorp inc	COM	380956409	6211	183050	SH		Sole		183050		
Gse sys inc	COM	36227K106	10959	1070167	SH		Sole		1070167		
Gse systems inc wts	COM	36227K106	475	112067	SH		Sole		112067		
Hercules offshore inc	COM	427093109	3652	153575	SH		Sole		153575		
Hornbeck offshore svcs inc new	COM	440543106	833	18530	SH		Sole		18530		
Hutchinson tech	COM	448407106	11735	445870	SH		Sole		445870		
Kinross gold corp	COM	496902404	6221	338100	SH		Sole		338100		
Kodiak oil & gas corp	COM	50015Q100	7734	3515633	SH		Sole		3515633		
Landec Corp	COM	514766104	9586	715360	SH		Sole		715360		
LimeLight Networks	COM	53261M104	113	16400	SH		Sole		16400		
National oilwell varco inc	COM	637071101	4531	61680	SH		Sole		61680		
Natural gas services group	COM	63886Q109	7308	372676	SH		Sole		372676		
Newmont mining corp	COM	651639106	12857	263300	SH		Sole		263300		
Noble corp	COM	G65422100	441	7800	SH		Sole		7800		
Oceaneering intl inc	COM	675232102	357	5300	SH		Sole		5300		
OYO Geospace Corp	COM	671074102	3806	50504	SH		Sole		50504		
Paladin res nl	COM	012298340	14611	2510420	SH		Sole		2510420		
Phase Forward Inc.	COM	71721R406	5190	238617	SH		Sole		238617		
Powell inds inc	COM	739128106	10366	235209	SH		Sole		235209		
Seagate technology	COM	G7945J104	9324	365630	SH		Sole		365630		
Spectranetics corp	COM	84760C107	10375	676764	SH		Sole		676764		
Supportsoft inc	COM	868587106	9263	2081648	SH		Sole		2081648		
Tournigan gold corp	COM	891565103	4530	3431590	SH		Sole		3431590		
Transocean inc	COM	G90073100	3582	25020	SH		Sole		25020		
Treasur island rty tr unit	COM	894626209	262	903342	SH		Sole		903342		
Uex corp	COM	902666106	10754	1624320	SH		Sole		1624320		
Ur energy inc	COM	91688R108	9949	2805810	SH		Sole		2805810		
Uranium energy corp com	COM	916896103	6537	2136300	SH		Sole		2136300		
Uranium Energy Corp wts	COM	916896103	74	1225663	SH		Sole		1225663		
Uranium one inc	COM	91701P105	12725	1438751	SH		Sole		1438751		
Venoco Inc.	COM	92275P307	721	36200	SH		Sole		36200		
Western digital corp	COM	958102105	10138	335600	SH		Sole		335600		
Western prospector group ltd	COM	959262106	1466	1464020	SH		Sole		1464020		
Westport innov inc	COM	960908101	3916	1371900	SH		Sole		1371900		
Yamana gold inc	COM	98462Y100	7750	598900	SH		Sole		598900		

REPORT SUMMARY   56 DATA RECORDS   301974   0 OTHER MANAGERS ON WHOSE BEHALF REPORT IS FILED
</TABLE>